UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

March 1, 2022

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL REPORTS THE FY 2021 FINANCIAL RESULTS

Moscow, Russia – March 1, 2022 – Mechel PAO (MOEX: MTLR, NYSE: MTL), a leading Russian mining and steel group, announces financial results for the FY 2021.

Consolidated Results for the FY’2021

Mechel PAO’s Chief Executive Officer Oleg Korzhov commented:

“The Group’s consolidated revenue in 2021 amounted to 402.1 billion rubles, up by 51% year-on-year. EBITDA was 118.9 billion rubles, demonstrating a 190% growth year-on-year. EBITDA margin was 30%, doubling the EBITDA margin of 2020.

“Favorable trends on steel and metallurgical commodity markets was the key driver for the improvement of the Group’s financial results. On average, the prices for our facilities’ steel products went up by 60% year-on-year. Average coking coal concentrate prices doubled.

“Despite a correction in coal prices at the end of the year, the factors that determined their dynamics in 2021 have not changed. High demand for coal products and supply constraints persist. As such, prices stabilized at levels lower than October highs, but higher than maximums of the previous years.

“Our net debt went down by over 50 billion rubles compared to the last year. Net debt to EBITDA ratio went down to 2.3, which is a record unseen by our company for many years.

“Operational results in 2021 went down year-on-year in both our mining and steel segments. This was due to insufficient funding of our facilities in previous years as we needed to service and repay substantial financial obligations. With high price levels in 2021, the Group’s cash flow significantly improved, which enabled us to focus on solving the piled-up problems. Last year we managed to repay most of the earlier accumulated liabilities to our contractors and restore the level of inventory stocks necessary for stable operations of our production and sales facilities. We also financed our repair and upgrade program and acquired new equipment.

“Last year’s efforts on restoring operational volumes have not yet fully reflected in our operating results. Only our steel division has demonstrated growing pig iron and steel output in the past quarter, outperforming the previous three quarters. This year we expect our operations to reveal quarterly improvement.”

Mln rubles	FY’21	FY’20%		4Q’21	3Q’21%
Revenue from contracts with external customers	402,074	265,454	51%	114,251	102,913	11%
Operating profit	102,666	19,925	415%	30,426	28,887	5%
EBITDA[1]	118,907	41,051	190%	35,020	31,918	10%
EBITDA, margin	30%	15%		31%	31%
Profit attributable to equity shareholders of Mechel PAO	80,570	808	9872%	27,488	21,277	29%

[1]	EBITDA - Adjusted EBITDA. Please find the calculation of the Adjusted EBITDA and other non-IFRS measures used here and hereafter in Attachment A.

Financial results for the 4Q’2021 vs 3Q’2021

Revenue

The Group’s consolidated revenue from sales to third parties in 4Q2021 went up by 11% and amounted to 114.3 billion rubles.

EBITDA

Consolidated EBITDA in 4Q2021 amounted to 35.0 billion rubles, which is 10% more quarter-on-quarter.

Profit

Profit attributable to Mechel PAO’s equity shareholders in 4Q2021 went up by 6.2 billion rubles, or 29% quarter-on-quarter and amounted to 27.5 billion rubles. The mining division’s results contributed to this improvement the most.

Operating cash flow

As our key financial results improved in 4Q2021 quarter-on-quarter, operational cash flow went up by 18.9 billion rubles and amounted to 31.9 billion rubles. The cash flow remains sufficient not only for funding the Group’s operational and decreasing its debt leverage, but also for investing in maintenance and development of our facilities.

Finance costs

In 4Q2021, the Group’s finance costs demonstrated an increase of 0.2 billion rubles, going up to 6.3 billion rubles as the Bank of Russia’s key interest rate went up. For this reason, the amount of interest paid, including interest paid on lease liabilities, went up from 4.8 billion rubles in 3Q2021 to 5 billion in 4Q2021.

Financial results for the FY’2021 vs FY’2020

Revenue

In 2021, the Group’s consolidated revenue amounted to 402.1 billion rubles, up 136.6 billion rubles or 51% year-on-year.

EBITDA

Consolidated EBITDA in 2021 was 118.9 billion rubles, which is 77.8 billion or 190% more than in 2020 (41.1 billion rubles) primarily due to gross profit’s 83.2-billion-ruble growth as prices for our mining and steel products went up.

Profit

Profit attributable to Mechel PAO’s equity shareholders amounted to 80.6 billion rubles, which is 79.8 billion more than in 2020. Apart from gross profit’s growth, another major impact came from the increase in foreign exchange gains on foreign currency denominated liabilities by 7.9 billion rubles, as compared to loss of 36.4 billion rubles in 2020.

Trade working capital

In 2021 the Group’s trade working capital changed by 34.6 billion rubles and amounted to 25.6 billion rubles, which was largely due to accumulating inventories by 20.3 billion rubles due to growing raw materials prices and prices for stockpiled products, as well as the increase in trade receivables by 7.9 billion as prices for our mining and steel products demonstrated substantial growth.

Finance costs

In 2021, the Group’s finance costs went down year-on-year by 1.8 billion rubles or 7%, and the amount of interest paid, including interest paid on lease liabilities, was 19.4 billion rubles, which is 16% less year-on-year (23 billion in 2020) as the Group’s debt leverage went down substantially.

Debt leverage

As of December 31, 2021, the Group’s net debt excluding fines and penalties on overdue amounts went down by 50.6 billion rubles as compared to December 31, 2020, and amounted to 275 billion rubles. This was due to net loan settlement as well as the ruble’s strengthening against the euro.

The Net Debt to EBITDA ratio improved considerably by the end of 2021 and amounted to 2.3, as compared to 7.9 at the end of 2020.

Mining Segment

Mln rubles	FY’21	FY’20%		4Q’21	3Q’21%
Revenue from contracts with external customers	110,791	70,881	56%	35,466	29,765	19%
Revenue inter-segment	54,182	34,402	57%	14,941	15,623	-4%
EBITDA	75,574	26,259	188%	24,145	23,552	3%
EBITDA, margin	46%	25%		48%	52%

Revenue

Revenue from sales to third parties in 4Q2021 went up by 19% quarter-on-quarter. This was due to a hike in prices for all types of the division’s output. The decrease in metallurgical coals and middlings sales volumes proved a restraining factor. Revenue from contracts with external customers in 2021 went up by 56% year-on-year.

EBITDA

EBITDA in 4Q2021 went up by 3% quarter-on-quarter. The positive impact from growing revenue was offset by increasing costs as sales volumes went down. In 2021, the division’s EBITDA went up 188% year-on-year. This was primarily due to higher prices for all kinds of the division’s output year-on-year.

Last year was marked by high volatility on the markets for our mining division’s key products — coking coal concentrate and metallurgical coals. After a fairly stable first third of the year, where moderate price fluctuations addressed only FOB Australia based coal, starting in late May prices skyrocketed on every market.

The price dynamics was due to high demand from consumers as well as limited supply as Australian mining companies underwent repairs, China’s shortage of domestic coking coal supply as outdated mines closed down, as well as unstable supply from Mongolia due to worsening pandemic situation in that country.

With these trends, the prices continued to actively grow throughout the third quarter and into the fourth. By late October prices reached record highs — about $400 per tonne of coking coal concentrate FOB Australia and $600 per tonne CFR China.

In October Chinese authorities undertook a series of measures to bring down coking coal prices. As a result, global coal prices went down significantly from record highs, but still remained at historical maximums. Starting in early 2022, prices again demonstrated an upward trend and have now stabilized at approximately $440 per tonne of coking coal concentrate FOB Australia and $390 per tonne CFR China.

As a result, average yearly prices for metallurgical coals sold by our mining division in 2021 were nearly double the average prices of 2020.

The division’s financial results reflected those favorable market trends. Revenue from sales to third parties grew by more than one and a half times year-on-year, with EBITDA nearly tripled and EBITDA margin reaching 46%.

In these conditions, the division’s main challenge was and is restoring operating performance. Due to funding shortages that became particularly acute in mid-2020, insufficient investment in acquiring new equipment and existing equipment repairing, as well as stripping works, led to a decrease in mining volumes.

Throughout 2021 the division’s facilities focused on repairing their current equipment and acquired new equipment and machinery. By the end of the year, most of that equipment arrived and was put into operation. Unfortunately, not all our plans realized, partly due to complicated weather and geological conditions. In 2022, more equipment will come to our facilities.

Steel Segment

Mln rubles	FY’21	FY’20%		4Q’21	3Q’21%
Revenue from contracts with external customers	262,500	166,885	57%	70,796	67,184	5%
Revenue inter-segment	5,926	6,626	-11%	1,749	1,254	39%
EBITDA	43,362	13,154	230%	8,941	10,041	-11%
EBITDA, margin	16%	8%		12%	15%

Revenue

Revenue from contracts with external customers in 4Q2021 went up by 5% quarter-on-quarter due to increased sales volumes. Weakening market trends have restrained revenue dynamics. Revenue from sales to third parties in 2021 demonstrated a 57% growth year-on-year due to a significant price growth.

EBITDA

In 4Q2021, EBITDA went down by 11% as cost of sales grew due to increased coke prices. EBITDA margin in 4Q2021 went down to 12%. Over 2021, EBITDA demonstrated a 230% increase year-on-year due to growing prices for all of the division’s output, despite an increase in cost of sales caused by increased prices for iron ore, coke and scrap.

The year-on-year dynamics of our financial results was most defined by growing prices for the entire product range of our division’s facilities. As a result, in 2021 revenue went up by more than one and a half times, operating profit grew nearly sixfold to reach 37.4 billion rubles from 6.5 billion in 2020. EBITDA went up by 230%, EBITDA margin doubled.

The growth of sales volumes in 4Q2021 had a positive impact on the division’s financial results. At the same time, the seasonal decrease in this period’s average prices as well as increased costs had a negative impact. As a result, revenue went up by 5% quarter-on-quarter, while EBITDA and EBITDA margin went down.

However, even though the division’s operating results went down year-on-year, we must note increased output of pig iron and steel in 4Q2021 quarter-on-quarter. In last year’s final quarter the division’s operating results reached that year’s maximum, which also had a positive impact on sales.

This was the result of repairs and equipment upgrades the division’s facilities conducted last year, as well as launches of new equipment and expansion of our product range. Favorable market trends helped strengthen our facilities’ financial situation, and that enabled us to improve our producers’ supply of necessary raw materials, ferroalloys, spare parts and other materials, as well as bring down unplanned equipment downtime.

Power Segment

Mln rubles	FY’21	FY’20%		4Q’21	3Q’21%
Revenue from contracts with external customers	28,783	27,688	4%	7,989	5,964	34%
Revenue inter-segment	16,636	15,769	5%	4,767	3,730	28%
EBITDA	1,633	2,349	-30%	327	514	-36%
EBITDA, margin	4%	5%		3%	5%

Revenue

The division’s revenue in 4Q2021 went up by 34% quarter-on-quarter due mostly to seasonal factors. Revenue for 2021 went up by 4% year-on-year as unregulated capacity prices on the wholesale electric power and capacity market as well as retail markup increased year-on-year.

EBITDA

The quarter-on-quarter dynamics of the division’s EBITDA was defined by one-time events which led to a decrease in general administrative and other operating expenses as well as seasonal factors. EBITDA in 2021 went down by 30% year-on-year due to increased costs of sales and selling and distribution expenses.

***

Full version of Mechel PAO Consolidated Financial Statements is available at Company’s website –

https://www.mechel.com/shareholders/report/financial-statements/

***

Alexey Lukashov

Mechel PAO

Phone: 7-495-221-88-88

Fax: 7-495-221-88-00

alexey.lukashov@mechel.com

***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

Attachments to the Press Release

Attachment A

Non-IFRS financial measures. This press release includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as well as other financial measures referred to as non-IFRS. The non-IFRS financial measures should be considered in addition to, but not as a substitute for the information prepared in accordance with IFRS.

Adjusted EBITDA (EBITDA) represents profit (loss) attributable to equity shareholders of Mechel PAO before Depreciation and amortisation, Foreign exchange (gain) loss, net, Finance costs, Finance income, Impairment of goodwill and other non-current assets, net, Net result on the disposal of non-current assets, Allowance for expected credit losses, Provision (reversal of provision) for doubtful accounts, Write-off of trade and other receivables and payables, net, Change in provision for inventories at net realisable value, (Profit) loss after tax for the period from discontinued operations, Net result on the disposal of subsidiaries, Profit (loss) attributable to non-controlling interests, Income tax expense (benefit), Effect of pension obligations, Other fines and penalties and Other one-off items. Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of our Revenue. Our adjusted EBITDA may not be similar to EBITDA measures of other companies. Adjusted EBITDA is not a measurement under IFRS and should be considered in addition to, but not as a substitute for the information contained in our consolidated statement of profit or loss and other comprehensive income. We believe that our adjusted EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions and other investments and our ability to incur and service debt. While depreciation, amortisation and impairment of goodwill and other non-current assets are considered operating expenses under IFRS, these expenses primarily represent the non-cash current period allocation of costs associated with non-current assets acquired or constructed in prior periods. Our adjusted EBITDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry.

Our calculation of Net debt, excluding fines and penalties on overdue amounts**

** Calculations of Net debt could be differed from indicators calculated in accordance with loan agreements upon dependence on definitions in such agreements.

is presented below:

Mln rubles	31.12.2021	31.12.2020
Current loans and borrowings, excluding interest payable, fines and penalties on overdue amounts	268,525	301,609
Interest payable	10,527	9,750
Non-current loans and borrowings	100	2,201
Other non-current financial liabilities	1,666	1,901
Other current financial liabilities	460	324
less Cash and cash equivalents	(17,701)	(1,706)
Net debt, excluding lease liabilities, fines and penalties on overdue amounts	263,577	314,079

Current lease liabilities	7,526	7,535
Non-current lease liabilities	3,886	3,958
Net debt, excluding fines and penalties on overdue amounts	274,989	325,572

EBITDA can be reconciled to our consolidated statement of profit or loss and other comprehensive income as follows:

Mln rubles	Consolidated Results		Mining Segment ***		Steel Segment***		Power Segment***
	12m2021	12m2020	12m2021	12m2020	12m2021	12m2020	12m2021	12m2020
Profit (loss) attributable to equity shareholders of Mechel PAO	80,570	808	57,953	38,742	25,053	(34,383)	(1,697)	(1,081)
Add:
Depreciation and amortisation	13,357	14,286	6,574	7,463	6,314	6,335	469	488
Foreign exchange (gain) loss, net	(7,891)	36,388	(402)	7,400	(7,480)	28,928	(8)	59
Finance costs	23,371	25,145	9,633	12,408	15,741	14,403	546	447
Finance income	(676)	(3,504)	(2,561)	(2,289)	(628)	(3,306)	(36)	(23)
Impairment of goodwill and other non-current assets, net and loss on write-off of non-current assets, allowance for expected credit losses, provision (reversal of provision) for doubtful accounts, write-off of trade and other receivables and payables, net and change in provision for inventories at net realisable value	2,250	3,626	886	3,485	(775)	4	2,140	138
Profit after tax for the period from discontinued operations	-	(41,609)	-	(41,651)	-	-	-	-
Net result on the disposal of subsidiaries	(1,130)	23	-	-	(1,130)	23	-	-
Profit attributable to non-controlling interests	2,049	648	690	110	1,084	217	275	321
Income tax expense (benefit)	6,511	2,528	2,781	(149)	4,798	676	(140)	(34)
Effect of pension obligations	(33)	169	(77)	118	39	46	5	5
Other fines and penalties	522	3,001	92	880	294	291	129	2,148
Other one-off items	7	(458)	5	(258)	52	(80)	(50)	(119)
EBITDA	118,907	41,051	75,574	26,259	43,362	13,154	1,633	2,349
EBITDA, margin	30%	15%	46%	25%	16%	8%	4%	5%

Mln rubles	Consolidated Results		Mining Segment ***		Steel Segment***		Power Segment***
	4Q2021	3Q2021	4Q2021	3Q2021	4Q2021	3Q2021	4Q2021	3Q2021
Profit (loss) attributable to equity shareholders of Mechel PAO	27,488	21,277	19,493	18,439	4,693	4,707	(1,410)	(108)
Add:
Depreciation and amortisation	3,193	2,996	1,589	1,446	1,484	1,434	120	116
Foreign exchange loss (gain), net	4	(1,575)	253	(17)	(251)	(1,558)	2	-
Finance costs	6,279	6,138	2,671	2,502	3,982	4,109	119	190
Finance income	(274)	(56)	(557)	(572)	(201)	(139)	(9)	(8)
Impairment of goodwill and other non-current assets, net and loss on write-off of non-current assets, allowance for expected credit losses, provision (reversal of provision) for doubtful accounts, write-off of trade and other receivables and payables, net and change in provision for inventories at net realisable value	2,069	(523)	1,236	(54)	(1,104)	(189)	1,937	(280)
Net result on the disposal of subsidiaries	(1,130)	-	-	-	(1,130)	-	-	-
Profit (loss) attributable to non-controlling interests	167	767	(33)	330	107	272	93	165
Income tax (benefit) expense	(2,005)	2,472	(211)	1,370	1,447	1,279	(566)	442
Effect of pension obligations	(141)	42	(145)	29	3	12	1	1
Other fines and penalties	(647)	339	(155)	78	(102)	74	40	(4)
Other one-off items	17	41	4	1	13	40	-	-
EBITDA	35,020	31,918	24,145	23,552	8,941	10,041	327	514
EBITDA, margin	31%	31%	48%	52%	12%	15%	3%	5%

*** including inter-segment operation

Income tax, deferred tax related to the consolidated group of taxpayers are not allocated to segments as they are managed on the group basis

1

Attachment B

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND

OTHER COMPREHENSIVE INCOME

for the year ended December 31, 2021

(All amounts are in millions of Russian rubles, unless stated otherwise)

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
Continuing operations
Revenue from contracts with customers	402,074	265,454	287,153
Cost of sales	(223,993)	(170,605)	(183,086)
Gross profit	178,081	94,849	104,067

Selling and distribution expenses	(54,721)	(49,994)	(48,432)
Impairment of goodwill and other non-current assets, net	(2,899)	(3,897)	(1,804)
Allowance for expected credit losses	(201)	(149)	(234)
Taxes other than income taxes	(3,550)	(3,446)	(4,517)
Administrative and other operating expenses	(16,513)	(18,437)	(15,568)
Other operating income	2,469	999	688
Total selling, distribution and operating income and (expenses), net	(75,415)	(74,924)	(69,867)
Operating profit	102,666	19,925	34,200

Finance income	676	3,504	590
Finance costs	(23,371)	(25,145)	(33,863)
Foreign exchange gain (loss), net	7,891	(36,388)	18,288
Share of (loss) profit of associates, net	(7)	20	28
Other income	1,341	718	228
Other expenses	(66)	(259)	(483)
Total other income and (expense), net	(13,536)	(57,550)	(15,212)
Profit (loss) before tax from continuing operations	89,130	(37,625)	18,988

Income tax expense	(6,511)	(2,528)	(7,913)
Profit (loss) from continuing operations	82,619	(40,153)	11,075
Discontinued operations
Profit (loss) after tax from discontinued operations	–	41,609	(6,790)
Profit	82,619	1,456	4,285

Attributable to:
Equity shareholders of Mechel PAO	80,570	808	2,409
Non-controlling interests	2,049	648	1,876

Other comprehensive income
Other comprehensive (loss) income that may be reclassified to profit or loss in subsequent periods, net of tax	(152)	2,042	(1,771)
Exchange differences on translation of foreign operations	(152)	2,042	(1,771)

Other comprehensive income (loss) not to be reclassified to profit or loss in subsequent periods, net of tax	1,043	253	(867)
Net (loss) gain on equity instruments designated at fair value through other comprehensive income	(27)	53	–
Re-measurement of defined benefit plans	1,070	200	(867)
Other comprehensive income (loss), net of tax	891	2,295	(2,638)
Total comprehensive income, net of tax	83,510	3,751	1,647

Attributable to:
Equity shareholders of Mechel PAO	81,444	3,099	(210)
Non-controlling interests	2,066	652	1,857

Earnings per share
Weighted average number of common shares	404,776,126	412,589,910	416,256,510
Earnings per share (Russian rubles per share) attributable to common equity shareholders – basic and diluted	199.05	1.96	5.79

2

Earnings (loss) per share from continuing operations (Russian rubles per share) – basic and diluted	199.05	(98.89)	22.10
Earnings (loss) per share from discontinued operations (Russian rubles per share) – basic and diluted	–	100.85	(16.31)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

as of December 31, 2021

(All amounts are in millions of Russian rubles)

	December 31, 2021	December 31, 2020
Assets
Non-current assets
Property, plant and equipment	75,509	81,345
Right-of-use assets	12,412	12,840
Mineral licenses	17,741	18,458
Goodwill and other intangible assets	10,684	10,768
Other non-current assets	193	226
Investments in associates	334	341
Non-current financial assets	731	445
Deferred tax assets	4,989	561
Total non-current assets	122,593	124,984
Current assets
Inventories	62,449	42,138
Income tax receivables	24	45
Other current assets	10,348	8,423
Trade and other receivables	24,315	16,403
Other current financial assets	100	141
Cash and cash equivalents	17,701	1,706
Total current assets	114,937	68,856
Total assets	237,530	193,840

Equity and liabilities
Equity
Common shares	4,163	4,163
Preferred shares	840	840
Treasury shares	(907)	(907)
Additional paid-in capital	23,410	23,410
Accumulated other comprehensive income	2,265	1,391
Accumulated deficit	(192,714)	(273,186)
Equity attributable to equity shareholders of Mechel PAO	(162,943)	(244,289)
Non-controlling interests	15,665	13,618
Total equity	(147,278)	(230,671)
Non-current liabilities
Loans and borrowings	100	2,201
Lease liabilities	3,886	3,958
Other non-current financial liabilities	1,666	1,901
Other non-current liabilities	77	301
Pension obligations	3,974	5,232
Provisions	4,118	4,802
Deferred tax liabilities	7,548	6,773
Total non-current liabilities	21,369	25,168
Current liabilities
Loans and borrowings	283,382	314,836
Lease liabilities	7,526	7,535
Trade and other payables	36,278	43,783
Other current financial liabilities	460	324
Income tax payable	6,409	7,843
Taxes and similar charges payable other than income tax	9,966	10,969
Advances received	14,200	6,067
Other current liabilities	241	1,038
Pension obligations	553	631
Provisions	4,424	6,317
Total current liabilities	363,439	399,343

3

Total liabilities	384,808	424,511
Total equity and liabilities	237,530	193,840

CONSOLIDATED STATEMENT OF CASH FLOWS

for the year ended December 31, 2021

(All amounts are in millions of Russian rubles)

	Year ended December 31,
	2021	2020	2019
Cash flows from operating activities
Profit (loss) from continuing operations	82,619	(40,153)	11,075
Profit (loss) after tax from discontinued operations	–	41,609	(6,790)
Profit	82,619	1,456	4,285
Adjustments to reconcile profit to net cash provided by operating activities
Depreciation and amortisation	13,357	14,818	15,176
Foreign exchange (gain) loss, net	(7,891)	37,765	(19,241)
Deferred income tax (benefit) expense	(3,658)	2,574	2,288
Allowance for expected credit losses	201	149	235
Gain on restructuring and forgiveness of trade and other payables and write-off of trade and other payables with expired legal term	(1,312)	(122)	(167)
Write-off of inventories to net realisable value	769	928	1,763
Impairment of goodwill and other non-current assets, net and loss on write-off of non‑current assets	3,302	4,350	2,880
Finance income	(676)	(3,504)	(600)
Finance costs	23,371	26,853	38,830
Provisions for legal claims, income tax and other taxes and other provisions	(1,257)	24	3,630
Gain on sale of discontinued operations	–	(45,580)	–
Gain on disposal of a subsidiary	(1,130)	–	–
Other	(234)	(146)	203
Changes in working capital items
Trade and other receivables	(8,692)	(236)	1,546
Inventories	(24,079)	(5,283)	(1,511)
Trade and other payables	(6,120)	1,137	4,037
Advances received	8,149	995	650
Taxes payable and other liabilities	10,583	4,580	5,151
Other assets	(2,224)	(1,474)	1,238

Income tax paid	(11,540)	(1,335)	(2,735)
Net cash provided by operating activities	73,538	37,949	57,658

Cash flows from investing activities
Interest received	436	129	76
Royalty and other proceeds associated with disposal of subsidiaries	–	–	17
Proceeds from loans issued and other investments	3	39	313
Proceeds from disposal of the discontinued operations, net of cash disposed of	–	88,979	–
Cash disposed of due to disposal of subsidiary	(15)	–	–
Proceeds from disposals of property, plant and equipment	332	119	211
Purchases of property, plant and equipment and intangible assets	(6,208)	(4,883)	(6,538)
Net cash (used in) provided by investing activities	(5,452)	84,383	(5,921)

Cash flows from financing activities
Proceeds from loans and borrowings, including proceeds from factoring arrangement of nil, RUB 1 million and RUB 214 million for the periods ended December 31, 2021, 2020 and 2019, respectively	16,210	77,367	7,599

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Repayment of loans and borrowings, including payments from factoring arrangement of RUB 117 million, RUB 353 million and RUB 2,222 million for the periods ended December 31, 2021, 2020 and 2019, respectively	(42,241)	(176,883)	(20,772)
Repurchase of common shares	–	(844)	–
Sale and purchase of non-controlling interest in subsidiaries	144	169	–
Dividends paid to shareholders of Mechel PAO	(98)	(292)	(1,515)
Dividends paid to non-controlling interests	(13)	(3)	(16)
Interest paid, including fines and penalties	(19,403)	(22,912)	(30,923)
Payment of principal portion of lease liabilities	(3,620)	(2,660)	(2,276)
Sale and leaseback transactions	(75)	462	248
Acquisition of assets under deferred payment terms	(95)	(508)	(341)
Deferred consideration paid for the acquisition of subsidiaries in prior periods	–	–	(361)
Net cash used in financing activities	(49,191)	(126,104)	(48,357)

Foreign exchange (loss) gain on cash and cash equivalents, net	(237)	(61)	(891)
Changes in allowance for expected credit losses on cash and cash equivalents	(19)	28	(2)
Net increase (decrease) in cash and cash equivalents	18,639	(3,805)	2,487

Cash and cash equivalents at beginning of period	1,706	3,509	1,803
Cash and cash equivalents, net of overdrafts at beginning of period	(938)	2,867	380
Cash and cash equivalents at end of period	17,701	1,706	3,509
Cash and cash equivalents, net of overdrafts at end of period	17,701	(938)	2,867

There were certain reclassifications to conform with the current period presentation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: March 1, 2022

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